New Found Gold Receives Conditional Approval to Graduate to the
Toronto Stock Exchange

VANCOUVER, Canada - June 29, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG | NYSE American: NFGC) is pleased to announce that it has received conditional approval to list its common shares on the Toronto Stock Exchange (the "TSX") and graduate from the TSX Venture Exchange (the "TSXV").  Final approval of the listing is subject to the Company fulfilling all of the requirements of the TSX, including receipt of all required documentation on or before September 14, 2026.

"Conditional approval to list on the TSX marks an important corporate milestone," stated Keith Boyle, CEO of New Found Gold. "As we move toward commercial production at our Hammerdown Gold Project and continue to advance our fully funded Phase 1 development at our flagship Queensway Gold Project, we believe this graduation will provide greater visibility, liquidity and an expanded capital markets presence, supporting our objective of building a leading Canadian gold mining company as we  continue to create value for New Found Gold shareholders."

The stock symbol "NFGC" has been reserved for use by the Company upon listing on the TSX, to align with its stock symbol on the NYSE American LLC. The Company will issue a press release once the TSX confirms the date on which trading of New Found Gold's common shares under the stock symbol "NFGC" is expected to commence on the TSX.

Concurrently with the graduation to the TSX, the Company's common shares will be delisted from the TSXV. Shareholders are not required to exchange their share certificates or take any other action in connection with the TSX listing, as there will be no change in the CUSIP for the common shares.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in its fully funded flagship Queensway Gold Project and the Hammerdown Gold Project, which includes the Hammerdown deposit as well as milling and tailings facilities at Pine Cove. New Found Gold is focused on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including statements regarding the listing of the Company’s common shares on the TSX and the concurrent delisting from the TSX Venture Exchange; the anticipated greater visibility, liquidity and expanded capital markets presence of the Company; the change of stock symbol on the TSX to “NFGC”; the continued work on creating value for the Company shareholders; and the Company’s focus on bringing the Hammerdown deposit into commercial gold production in H2/26 and advancing Queensway toward Phase I production. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov for a more complete discussion of such risk factors and their potential effects.